Filed by Blade Urban Air Mobility, Inc.

Pursuant to Rule 425 under the Security Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Experience Investment Corp.

Commission File No.: 001-39046

Blade Secures Up to 20 BETA Technologies Electric
Vertical Aircraft for Delivery in 2024

●	Selected Blade operators to receive the first passenger configured BETA aircraft in 2024

●	Blade’s asset-light business model leverages its strong flight volume and third-party financing relationships to facilitate the purchase of BETA’s ALIA Electric Vertical Aircraft by Blade’s network of operators

●	BETA will provide and install charging infrastructure at Blade’s key terminal locations to enable their use for quiet, zero-emission urban air mobility services

APRIL 13th, 2021 – NEW YORK, NY - Blade Urban Air Mobility, Inc. (“Blade” or the “Company”), a technology-powered urban air mobility platform, today announced a binding agreement to secure up to 20 BETA Technologies (“BETA”) ALIA Electric Vertical Aircraft (“EVA”) for purchase by its network of operators, subject to certain conditions.

The agreement includes a commitment for Blade operators, or third-party financing sources who will enter into leasing arrangements with operators, to purchase up to 20 of BETA’s first passenger-configured EVAs, scheduled for delivery beginning in late 2024, ahead of the Company’s 2025 target for its launch of EVA services. Blade intends to deploy these initial BETA EVAs on routes between its network of dedicated terminals in the Northeast, where BETA has agreed to provide and install charging infrastructure at certain key locations.

Blade has also entered into an arrangement with Jet Linx Aviation, LLC ("Jet Linx"), a leading US aircraft operator supported by equity capital from RedBird Capital Partners ("RedBird"), relating to the purchase of EVAs from BETA. RedBird is also a strategic investor in both BETA and Blade. The arrangement enables Jet Linx to own and operate EVA for Blade flights, subject to entering into definitive agreements. The Company will support EVA purchases by Jet Linx and other Blade operators through minimum flight hour guarantees.

Blade CEO Rob Wiesenthal said, “Blade is laser-focused on its transition from conventional rotorcraft to Electric Vertical Aircraft. The ALIA’s extremely low sound footprint, coupled with its zero emissions design, will enable us to reduce the noise and environmental impact to the communities surrounding the existing heliport and airport infrastructure we currently use. ALIA is a full-scale EVA flying in piloted configuration almost every day. The team’s progress is formidable. BETA’s scheduled delivery beginning in 2024 is ahead of our current projected deployment of EVA in 2025. The transaction, consistent with our asset-light business model, allows us to leverage our significant flight volumes and third-party financing relationships to enable the purchase of BETA aircraft by our operator partners.”

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Wiesenthal continued, “We have evaluated the BETA aircraft and determined that, given its six-person capacity, significant range and cold weather capabilities, it is ideal for key Northeast mission profiles and we believe it has a lower risk path to certification. At the same time, we remain focused on our work with other leading aerospace manufacturers, continuing our strategy of deploying the most appropriate EVA model for each of our specific routes.”

In addition to Blade, BETA’s first passenger air mobility partner, a broad set of global enterprises have already selected the ALIA aircraft for key aerospace markets, including UPS (cargo), United Therapeutics (organ movements) and the U.S. Air Force (defense).

“Blade is flying people in and out of cities every day, and we’re excited to partner with the leader in UAM to create a new paradigm in passenger aviation,” said Kyle Clark, BETA’s founder and CEO. “BETA is a pragmatic company building pragmatic aircraft. It’s clear that the simplicity of our approach, strength of our technology, consistent progress against our timelines as well as the expertise of our team resonates with the best operators in the world. We are extremely excited to partner with BLADE and serve the passenger mission”

The ALIA EVA includes a unique combination of elements that create a smooth, quiet flying experience, with applications for moving both people and cargo, all while producing zero operational emissions. According to BETA, ALIA can fly six people 250 nautical miles on a single charge and the aircraft is more than 10x quieter than a helicopter, imperceptible over normal urban noise and quieter than cars on a highway.

As part of the agreement, BETA has committed that ALIA will meet the necessary specifications required to operate on Blade’s key routes prior to delivery. Purchases of ALIA EVA are conditioned on FAA type certification of the aircraft prior to the scheduled delivery date. Blade has committed to facilitate the purchase of at least five and up to 20 aircraft by its network of operators or third parties that will lease the aircraft to Blade operators.

Blade recently announced it would become a public company through a merger with a special purpose acquisition company, Experience Investment Corp. (NASDAQ: EXPC). Closing of the merger is subject to approval by the stockholders of both Blade and Experience Investment Corp. and the satisfaction or waiver of certain other conditions. The agreement between Blade and BETA relating to the purchase of ALIA EVAs is conditioned on completion of the merger.

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About Blade

Blade is a technology-powered urban air mobility platform committed to reducing travel friction by providing cost-effective air transportation alternatives to some of the most congested ground routes in the U.S. and abroad. Today, the company predominantly uses helicopters and amphibious aircraft. Its asset-light model, coupled with its exclusive passenger terminal infrastructure, is designed to facilitate a seamless transition to Electric Vertical Aircraft ("EVA" or “eVTOL”, as referred to by industry), enabling lower cost air mobility to the public that is both quiet and zero emissions.

For more information, visit www.blade.com.

About BETA

BETA has built a strikingly simple Electric Vertical Aircraft platform with a strategic path to Part 23 FAA certification. Pragmatism motivates Beta’s emphasis on simplicity. The Company’s first goal is safety. ALIA is serviced by elegant redundancy, appropriate diversity of implementation and simplicity of control. ALIA is an inherently stable aircraft with fixed pitch propellers and centralized batteries.

The team powering BETA’s progress is deep and experienced. Kyle Clark, BETA’s founder, has accumulated hundreds of hours flying more than 250 electric powered EVA flights. As a company, BETA has completed a comprehensive full-scale, all electric and manned flight test campaign. BETA’s team consists of engineers who have worked at some of the world’s leading technology companies and organizations including the Federal Aviation Administration, Boeing, Tesla, SpaceX, Lockheed Martin and General Electric.

Forward Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements, including with respect to the agreement between Blade and BETA, the term sheet between Blade and Jet Linx, and the proposed business combination of Blade and Experience Investment Corp. (“EIC”), are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Blade’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements and transactions described in this press release; (2) the inability to complete the transactions due to the failure of any party to satisfy relevant terms and conditions; (3) costs related to the transactions; (4) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions; (5) the possibility that Blade may be adversely affected by other economic, business, regulatory and/or competitive factors; (6) the impact of COVID-19 on Blade’s business and/or the ability of the parties to complete the transactions; and (7) the outcome of any legal proceedings that may be instituted against Blade or any of its directors or officers, following the announcement of the transactions.

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New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us or the transactions described in this press release. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Blade undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

Additional Information and Where to Find It

Experience Investment Corp. (“EIC”) has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”), which includes a preliminary proxy statement/prospectus in connection with the proposed business combination (the “Merger”) and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. EIC’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with EIC’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus will contain important information about EIC, Blade and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of EIC as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to Experience Investment Corp., 100 St. Paul St., Suite 800, Denver, CO 80206 or mrichardson@riverinc.com.

Participants in the Solicitation

EIC, Blade and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of EIC’s stockholders with respect to the approval of the business combination with Blade. EIC and Blade urge investors, stockholders and other interested persons to read the Form S-4 and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the business combination, as these materials contain important information about Blade, EIC and the business combination. Information regarding the participants in the proxy solicitation, including EIC’s directors and officers and Blade’s directors and officers, and a description of their respective direct and indirect interests, by security holdings or otherwise, is included in the Form S-4 and the definitive proxy statement/prospectus for the business combination. Each of these documents is available at the SEC’s website or by directing a request to EIC as described above under “Additional Information and Where to Find It.”

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No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Merger and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Press Contacts

For Blade Media Relations

Phil Denning / Nora Flaherty

BladeMediaRelations@icrinc.com

For Blade Investor Relations

Mike Callahan / Tom Cook

BladeIR@icrinc.com

For BETA

press@BETA.team

For Experience Investment Corp.

Maureen Richardson

mrichardson@riverinc.com

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